

August 2, 2023

Christopher Gaertner
Chief Financial Officer
DHC Acquisition Corp.
535 Silicon Drive, Suite 100
Southlake, TX 76092

  Re: DHC Acquisition Corp.
   Form 10-K for the Fiscal Year ended December 31, 2022
   Filed March 30, 2023
   File No. 001-40130

Dear Christopher Gaertner:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation